UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2025

Waters Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-14010	13-3668640
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 Maple Street

Milford, Massachusetts 01757

(Address of Principal Executive Offices) (Zip Code)

(508) 478-2000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	WAT	New York Stock Exchange, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition

On August 4, 2025, Waters Corporation (“Waters” or the “Company”) announced its results of operations for the quarter ended June 28, 2025. A copy of the related press release is furnished as Exhibit 99.1 to this Form 8-K.

The information contained in Item 2.02 of this Form 8-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

This Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, Augusta SpinCo Corporation (“SpinCo”) and Becton, Dickinson and Company (“BD”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Item 9.01	Financial Statements and Exhibits

Exhibits

99.1	Waters Corporation press release dated August 4, 2025, for the quarter ended June 28, 2025.

104	Cover page Interactive Date File (embedded within the Inline XBRL document).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WATERS CORPORATION

Dated: August 4, 2025	By:	/s/ Amol Chaubal
	Name:	Amol Chaubal
	Title:	Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 99.1

For Immediate Release

Contact: Caspar Tudor, Head of Investor Relations – (508) 482-3448

Waters Corporation (NYSE: WAT) Reports Second Quarter 2025 Financial Results

Highlights

•	Sales of $771 million exceeded guidance range; grew 9% as reported and 8% in constant currency

•	GAAP EPS of $2.47 and non-GAAP EPS of $2.95, above mid-point of guidance range

•

Instruments grew mid-single-digits in constant currency, led by high-single-digit LC and MS growth – with continued strength in instrument replacement, particularly among large pharma and CDMO customers

•	Recurring revenue grew 11% in constant currency, with 9% service growth and double-digit chemistry growth

•	In constant currency, Pharma grew 11% and Industrial grew 6%, while Academic & Government declined 3%, performing better than expected

•	Raising full-year 2025 constant currency sales growth guidance to +5.5% to +7.5% and raising full-year 2025 non-GAAP EPS guidance to $12.95 to $13.05

Second Quarter 2025

MILFORD, Mass., August 4, 2025 - Waters Corporation (NYSE: WAT), today announced its financial results for the second quarter of 2025.

Sales for the second quarter of 2025 were $771 million, an increase of 9% as reported and 8% in constant currency, compared to sales of $709 million for the second quarter of 2024.

On a GAAP basis, diluted earnings per share (EPS) for the second quarter of 2025 was $2.47, compared to $2.40 for the second quarter of 2024. Non-GAAP EPS for the second quarter of 2025 grew 12% to $2.95, compared to $2.63 for the second quarter of 2024.

“Our team continues to execute extremely well and we delivered excellent results again this quarter, driven by robust instrument replacement trends–particularly among large pharma and CDMO customers,” said Dr. Udit Batra, President & CEO, Waters Corporation. “Our performance reflects strong execution against our commercial growth initiatives, rapid uptake of our new products, and contribution from incremental growth vectors such as GLP-1s, PFAS and generics. As a result, we are raising our full-year sales and earnings guidance.”

Dr. Batra continued, “The strength of our core business provides the foundation for our next phase of growth. Our combination with BD Biosciences & Diagnostic Solutions accelerates our strategy into multiple high-growth adjacencies, while extending the reach of our proven execution model into resilient, high-volume end markets. We are well positioned to drive substantial value creation for shareholders with synergies that create immediate impact. Integration planning is underway, and I’m pleased to share that Chris Ross, SVP of Global Operations, will lead this effort. Chris and I successfully partnered on the EMD Millipore–Sigma-Aldrich integration, and I’m confident in his leadership to deliver strong results once again.”

A description and reconciliation of GAAP to non-GAAP results appear in the tables below and can be found on the Company’s website www.waters.com in the Investor Relations section.

Full-Year and Third Quarter 2025 Financial Guidance

Full-Year 2025 Financial Guidance

The Company is raising its full-year 2025 constant currency sales growth guidance to the range of +5.5% to +7.5%. Net of currency translation, the Company is raising its full-year 2025 reported sales growth to the range of +5.0% to +7.0%.

The Company is raising its full-year 2025 non-GAAP EPS guidance to the range of $12.95 to $13.05. This reflects year-over-year growth of approximately +9% to +10%, and +10% to +11% on a constant currency basis.

Third Quarter 2025 Financial Guidance

The Company expects third quarter 2025 constant currency sales growth in the range of +5.0% to +7.0%. Net of currency translation, third quarter 2025 reported sales growth is expected in the range of +4.5% to +6.5%.

The Company expects third quarter 2025 non-GAAP EPS to be in the range of $3.15 to $3.25, which reflects year-over-year growth of approximately +8% to +11%.

Please refer to the tables below for a reconciliation of the projected GAAP to non-GAAP financial outlook for the full-year and third quarter.

Conference Call Details

Waters Corporation will webcast its second quarter 2025 financial results conference call today, August 4, 2025, at 8:00 a.m. Eastern Time. To listen to the call and see the accompanying slide presentation, please visit www.waters.com, select “Investor Relations” under the “About Waters” section, navigate to “Events & Presentations,” and click on the “Webcast.” A replay will be available through at least September 2, 2025.

About Waters Corporation

Waters Corporation (NYSE:WAT) is a global leader in analytical instruments, separations technologies, and software, serving the life, materials, food, and environmental sciences for over 65 years. Our Company helps ensure the efficacy of medicines, the safety of food and the purity of water, and the quality and sustainability of products used every day. In over 100 countries, our 7,600+ passionate employees collaborate with customers in laboratories, manufacturing sites, and hospitals to accelerate the benefits of pioneering science.

Additional Information and Where to Find It

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, Augusta SpinCo Corporation (“SpinCo”) and Becton, Dickinson and Company (“BD”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Non-GAAP Financial Measures

This release contains financial measures, such as constant currency growth rates, adjusted operating income, adjusted net income, adjusted earnings per diluted share and free cash flow, among others, which are considered “non-GAAP” financial measures under applicable U.S. Securities and Exchange Commission rules and regulations. These non-GAAP financial measures should be considered supplemental to, and not a substitute for, financial information prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company’s definitions of these non-GAAP measures may differ from similarly titled measures used by others. The non-GAAP financial measures used in this release adjust for specified items that can be highly variable or difficult to predict. The Company generally uses these non-GAAP financial measures to facilitate management’s financial and operational decision-making, including evaluation of the Company’s historical operating results, comparison to competitors’ operating results and determination of management incentive compensation. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s operations that, when viewed with GAAP results and the reconciliations to corresponding GAAP financial measures, may provide a more complete understanding of factors and trends affecting the Company’s business. Because non-GAAP financial measures exclude the effect of items that will increase or decrease the Company’s reported results of operations, management strongly encourages investors to review the Company’s consolidated financial statements and publicly filed reports in their entirety. Definitions of the non-GAAP financial measures and reconciliations to the most directly comparable GAAP financial measures are included in the tables accompanying this release.

Cautionary Statement

This release contains “forward-looking” statements regarding future results and events. For this purpose, any statements that are not statements of historical fact may be deemed forward-looking statements. Without limiting the foregoing, the words “feels”, “believes”, “anticipates”, “plans”, “expects”, “intends”, “suggests”, “appears”, “estimates”, “projects” and similar expressions, whether in the negative or affirmative, are intended to identify forward-looking statements. Our actual future results may differ significantly from the results discussed in the forward-looking statements within this release for a variety of reasons, including and without limitation, risks or uncertainties related to expectations regarding our strategy, our future financial and operational performance, future economic and market conditions, including our expectations about the growth rates of certain markets, our strategic initiatives, including our instrument replacement initiatives, respond and adapt to changing global dynamics, including the potential impacts of tariffs and supply chain challenges, our ability to retain and attract customers in various geographies and market segments, our market size and growth opportunities, our competitive positioning, projected costs, technological capabilities and plans, and objectives of management. Furthermore, important factors related to the proposed transaction between Waters, BD and SpinCo could cause actual results to differ materially from those currently anticipated, including that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained, the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, or at all, unexpected costs, charges or expenses resulting from the proposed transaction, uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all, the ability of the combined company to implement its business strategy, difficulties and delays in the combined company achieving revenue and cost synergies, inability of the combined company to retain and hire key personnel, the occurrence of any event that could give rise to termination of the proposed transaction, the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, evolving legal, regulatory and tax regimes, changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs, actions by third parties, including government agencies, the risk that the anticipated tax treatment of the proposed transaction is not obtained, the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD, risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Waters’ reports filed with the SEC. Such factors and others are discussed more fully in the sections entitled “Forward-Looking Statements” and “Risk Factors” of the Company’s annual report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (“SEC”), which discussions are incorporated by reference in this release, as updated by the Company’s future filings with the SEC. The forward-looking statements included in this release represent the Company’s estimates or views as of the date of this release and should not be relied upon as representing the Company’s estimates or views as of any date subsequent to the date of this release. Except as required by law, the Company does not assume any obligation to update any forward-looking statements.

Waters Corporation and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Net sales	$771,332	$708,529	$1,433,037	$1,345,368
Costs and operating expenses:
Cost of sales	321,407	288,244	598,152	550,030
Selling and administrative expenses	201,257	173,247	376,138	347,783
Research and development expenses	48,548	46,182	95,170	90,777
Purchased intangibles amortization	11,907	11,744	23,619	23,578
Litigation provision	—	—	—	10,242

Operating income	188,213	189,112	339,958	322,958
Other (expense) income, net	(676)	(302)	848	1,957
Interest expense, net	(9,847)	(19,398)	(20,228)	(40,647)

Income from operations before income taxes	177,690	169,412	320,578	284,268
Provision for income taxes	30,579	26,675	52,086	39,335

Net income	$147,111	$142,737	$268,492	$244,933
Net income per basic common share	$2.47	$2.41	$4.51	$4.13
Weighted-average number of basic common shares	59,515	59,339	59,478	59,287
Net income per diluted common share	$2.47	$2.40	$4.50	$4.12
Weighted-average number of diluted common shares and equivalents	59,656	59,451	59,686	59,445

Waters Corporation and Subsidiaries

Reconciliation of GAAP to Adjusted Non-GAAP

Net Sales by Operating Segments, Products & Services, Geography and Markets

Three Months Ended June 28, 2025 and June 29, 2024

(In thousands)

	Three Months Ended		Percent Change	Impact of Currency	Constant Currency Growth Rate (a)
	June 28, 2025	June 29, 2024
NET SALES - OPERATING SEGMENTS
Waters	$688,837	$622,561	11%	1%	10%
TA	82,495	85,968	(4%)	2%	(6%)

Total	$771,332	$708,529	9%	1%	8%

NET SALES - PRODUCTS & SERVICES
Instruments	$308,415	$294,059	5%	1%	4%
Service	297,932	273,385	9%	0%	9%
Chemistry	164,985	141,085	17%	1%	16%

Total Recurring	462,917	414,470	12%	1%	11%

Total	$771,332	$708,529	9%	1%	8%

NET SALES - GEOGRAPHY
Asia	$265,940	$237,431	12%	(2%)	14%
Americas	280,740	274,468	2%	0%	2%
Europe	224,652	196,630	14%	6%	8%

Total	$771,332	$708,529	9%	1%	8%

NET SALES - MARKETS
Pharmaceutical	$461,968	$415,747	11%	1%	11%
Industrial	237,655	221,385	7%	1%	6%
Academic & Government	71,709	71,397	0%	3%	(3%)

Total	$771,332	$708,529	9%	1%	8%

(a)

The Company believes that referring to comparable constant currency growth rates is a useful way to evaluate the underlying performance of Waters Corporation’s net sales. Constant currency growth, a non-GAAP financial measure, measures the change in net sales between current and prior year periods, excluding the impact of foreign currency exchange rates during the current period. See description of non-GAAP financial measures contained in this release.

Waters Corporation and Subsidiaries

Reconciliation of GAAP to Adjusted Non-GAAP

Net Sales by Operating Segments, Products & Services, Geography and Markets

Six Months Ended June 28, 2025 and June 29, 2024

(In thousands)

	Six Months Ended		Percent Change	Impact of Currency	Constant Currency Growth Rate (a)
	June 28, 2025	June 29, 2024
NET SALES - OPERATING SEGMENTS
Waters	$1,276,134	$1,184,460	8%	(1%)	9%
TA	156,903	160,908	(2%)	1%	(3%)

Total	$1,433,037	$1,345,368	7%	(1%)	7%

NET SALES - PRODUCTS & SERVICES
Instruments	$571,308	$536,003	7%	(1%)	7%
Service	559,107	534,073	5%	(1%)	6%
Chemistry	302,622	275,292	10%	0%	10%

Total Recurring	861,729	809,365	6%	(1%)	8%

Total	$1,433,037	$1,345,368	7%	(1%)	7%

NET SALES - GEOGRAPHY
Asia	$486,716	$444,990	9%	(4%)	13%
Americas	536,277	515,639	4%	0%	4%
Europe	410,044	384,739	7%	2%	5%

Total	$1,433,037	$1,345,368	7%	(1%)	7%

NET SALES - MARKETS
Pharmaceutical	$853,019	$789,954	8%	(1%)	9%
Industrial	441,020	416,719	6%	0%	6%
Academic & Government	138,998	138,695	0%	0%	0%

Total	$1,433,037	$1,345,368	7%	(1%)	7%

(a)

The Company believes that referring to comparable constant currency growth rates is a useful way to evaluate the underlying performance of Waters Corporation’s net sales. Constant currency growth, a non-GAAP financial measure, measures the change in net sales between current and prior year periods, excluding the impact of foreign currency exchange rates during the current period. See description of non-GAAP financial measures contained in this release.

Waters Corporation and Subsidiaries

Reconciliation of GAAP to Adjusted Non-GAAP Financials

Three and Six Months Ended June 28, 2025 and June 29, 2024

(In thousands, except per share data)

Three Months Ended June 28, 2025	Selling & Administrative Expenses (a)	Research & Development Expenses	Operating Income	Operating Income Percentage	Other (Expense) Income	Income from Operations before Income Taxes	Provision for Income Taxes	Net Income	Diluted Earnings per Share
GAAP	$213,164	$48,548	$188,213	24.4%	$(676)	$177,690	$30,579	$147,111	$2.47
Adjustments:
Purchased intangibles amortization (b)	(11,907)	—	11,907	1.5%	—	11,907	2,820	9,087	0.15
Restructuring costs and certain other items (c)	(3,869)	—	3,869	0.5%	—	3,869	912	2,957	0.05
ERP implementation and transformation costs (d)	(5,082)	—	5,082	0.7%	—	5,082	1,220	3,862	0.06
Acquisition related costs (e)	(14,284)	—	14,284	1.9%	—	14,284	2,391	11,893	0.20
Retention bonus obligation (g)	(955)	(318)	1,273	0.2%	—	1,273	305	968	0.02

Adjusted Non-GAAP	$177,067	$48,230	$224,628	29.1%	$(676)	$214,105	$38,227	$175,878	$2.95

Three Months Ended June 29, 2024
GAAP	$184,991	$46,182	$189,112	26.7%	$(302)	$169,412	$26,675	$142,737	$2.40
Adjustments:
Purchased intangibles amortization (b)	(11,744)	—	11,744	1.7%	—	11,744	2,810	8,934	0.15
Restructuring costs and certain other items (c)	(1,139)	—	1,139	0.2%	—	1,139	280	859	0.01
Retention bonus obligation (g)	(3,817)	(1,272)	5,089	0.7%	—	5,089	1,221	3,868	0.07

Adjusted Non-GAAP	$168,291	$44,910	$207,084	29.2%	$(302)	$187,384	$30,986	$156,398	$2.63

Six Months Ended June 28, 2025
GAAP	$399,757	$95,170	$339,958	23.7%	$848	$320,578	$52,086	$268,492	$4.50
Adjustments:
Purchased intangibles amortization (b)	(23,619)	—	23,619	1.6%	—	23,619	5,652	17,967	0.30
Restructuring costs and certain other items (c)	(4,467)	—	4,467	0.3%	—	4,467	1,056	3,411	0.06
ERP implementation and transformation costs (d)	(7,377)	—	7,377	0.5%	—	7,377	1,771	5,606	0.09
Acquisition related costs (e)	(14,284)	—	14,284	1.0%	—	14,284	2,391	11,893	0.20
Retention bonus obligation (g)	(2,864)	(954)	3,818	0.3%	—	3,818	916	2,902	0.05

Adjusted Non-GAAP	$347,146	$94,216	$393,523	27.5%	$848	$374,143	$63,872	$310,271	$5.20

Six Months Ended June 29, 2024
GAAP	$381,603	$90,777	$322,958	24.0%	$1,957	$284,268	$39,335	$244,933	$4.12
Adjustments:
Purchased intangibles amortization (b)	(23,578)	—	23,578	1.8%	—	23,578	5,642	17,936	0.30
Restructuring costs and certain other items (c)	(9,486)	—	9,486	0.7%	—	9,486	2,335	7,151	0.12
Litigation provision and settlement (f)	(10,242)	—	10,242	0.8%	—	10,242	2,458	7,784	0.13
Retention bonus obligation (g)	(9,542)	(3,181)	12,723	0.9%	—	12,723	3,053	9,670	0.16

Adjusted Non-GAAP	$328,755	$87,596	$378,987	28.2%	$1,957	$340,297	$52,823	$287,474	$4.84

(a)	Selling & administrative expenses include purchased intangibles amortization and litigation provisions and settlements.
(b)

The purchased intangibles amortization, a non-cash expense, was excluded to be consistent with how management evaluates the performance of its core business against historical operating results and the operating results of competitors over periods of time.

(c)

Restructuring costs and certain other items were excluded as the Company believes that the cost to consolidate operations, reduce overhead, and certain other income or expense items are not normal and do not represent future ongoing business expenses of a specific function or geographic location of the Company.

(d)

ERP implementation and transformation costs represent costs related to the Company’s initiative to transition from its legacy enterprise resource planning (ERP) system to a new global ERP solution with a cloud-based infrastructure. These costs, which do not represent normal or future ongoing business expenses, are one-time, non-recurring costs related to the establishment of our new global ERP solution that were determined to be non-capitalizable in accordance with accounting standards.

(e)

Acquisition related costs include all incremental costs incurred to effect the business combination, such as advisory, legal, accounting, tax, valuation, and other professional fees. The Company believes that these costs are not normal and do not represent future ongoing business expenses.

(f)	Litigation provisions and settlement gains were excluded as these items are isolated, unpredictable and not expected to recur regularly.
(g)

In connection with the Wyatt acquisition, the Company recognized a two-year retention bonus obligation that is contingent upon the employee’s providing future service and continued employment with Waters. The Company believes that these costs are not normal and do not represent future ongoing business expenses.

Waters Corporation and Subsidiaries

Preliminary Condensed Unclassified Consolidated Balance Sheets

(In thousands and unaudited)

	June 28, 2025	December 31, 2024
Cash and cash equivalents	$367,215	$325,355
Accounts receivable	730,074	733,365
Inventories	540,754	477,261
Property, plant and equipment, net	645,267	651,200
Intangible assets, net	579,127	567,906
Goodwill	1,337,908	1,295,720
Other assets	517,730	502,988

Total assets	$4,718,075	$4,553,795

Notes payable and debt	$1,456,966	$1,626,488
Other liabilities	1,101,297	1,098,800

Total liabilities	2,558,263	2,725,288

Total stockholders’ equity	2,159,812	1,828,507

Total liabilities and stockholders’ equity	$4,718,075	$4,553,795

Waters Corporation and Subsidiaries

Preliminary Condensed Consolidated Statements of Cash Flows

Three and Six Months Ended June 28, 2025 and June 29, 2024

(In thousands and unaudited)

	Three Months Ended		Six Months Ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Cash flows from operating activities:
Net income	$147,111	$142,737	$268,492	$244,933
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	13,097	11,433	25,975	22,346
Depreciation and amortization	51,649	47,229	101,018	95,743
Change in operating assets and liabilities and other, net	(170,716)	(146,865)	(94,791)	(45,618)

Net cash provided by operating activities	41,141	54,534	300,694	317,404
Cash flows from investing activities:
Additions to property, plant, equipment and software capitalization	(22,594)	(36,104)	(48,336)	(64,759)
Business acquisitions, net of cash acquired	(34,969)	—	(34,969)	—
Investments in unaffiliated companies	(789)	—	(1,295)	(1,064)
Net change in investments	—	(11)	—	(36)

Net cash used in investing activities	(58,352)	(36,115)	(84,600)	(65,859)
Cash flows from financing activities:
Net change in debt	(4,506)	(50,000)	(174,506)	(350,000)
Proceeds from stock plans	4,492	7,904	12,738	21,836
Purchases of treasury shares	(375)	(245)	(14,309)	(13,334)
Other cash flow from financing activities, net	(639)	8,304	1,802	15,285

Net cash used in financing activities	(1,028)	(34,037)	(174,275)	(326,213)
Effect of exchange rate changes on cash and cash equivalents	2,582	4,755	41	6,019

(Decrease) increase in cash and cash equivalents	(15,657)	(10,863)	41,860	(68,649)
Cash and cash equivalents at beginning of period	382,872	337,290	325,355	395,076

Cash and cash equivalents at end of period	$367,215	$326,427	$367,215	$326,427

Reconciliation of GAAP Cash Flows from Operating Activities to Free Cash Flow (a)

Net cash provided by operating activities - GAAP	$41,141	$54,534	$300,694	$317,404
Adjustments:
Additions to property, plant, equipment and software capitalization	(22,594)	(36,104)	(48,336)	(64,759)
Tax reform payments	120,006	95,645	120,006	95,645
Litigation settlements paid, net	—	9,625	—	9,250
Payment of Wyatt retention bonus obligation (b)	20,127	19,770	20,127	19,770

Free Cash Flow - Adjusted Non-GAAP	$158,680	$143,470	$392,491	$377,310

(a)

The Company defines free cash flow as net cash flow from operations accounted for under GAAP less capital expenditures and software capitalizations plus or minus any unusual and non recurring items. Free cash flow is not a GAAP measurement and may not be comparable to free cash flow reported by other companies.

(b)

During the six months ended June 28, 2025 and June 29, 2024, the Company made retention payments under the Wyatt retention bonus program. The Company believes that these payments are not normal and do not represent future ongoing business expenses.

Waters Corporation and Subsidiaries

Reconciliation of Projected GAAP to Adjusted Non-GAAP Financial Outlook

	Twelve Months Ended December 31, 2025			Three Months Ended September 27, 2025
	Range			Range
Projected Sales
Constant currency sales growth rate (a)	5.5%	—	7.5%	5.0%	—	7.0%
Currency translation impact	(0.5%)	—	(0.5%)	(0.5%)	—	(0.5%)

Sales growth rate as reported	5.0%	—	7.0%	4.5%	—	6.5%

	Range			Range
Projected Earnings Per Diluted Share
GAAP earnings per diluted share	$11.45	—	$11.55	$2.70	—	$2.80
Adjustments:
Purchased intangibles amortization	$0.60	—	$0.60	$0.15	—	$0.15
Restructuring costs and certain other items	$0.07	—	$0.07	$0.01	—	$0.01
ERP implementation and transformation costs	$0.25	—	$0.25	$0.08	—	$0.08
Acquisition related costs	$0.53	—	$0.53	$0.21	—	$0.21
Retention bonus obligation	$0.05	—	$0.05	$—	—	$—

Adjusted non-GAAP earnings per diluted share	$12.95	—	$13.05	$3.15	—	$3.25

(a)

Constant currency growth rates are a non-GAAP financial measure that measures the change in net sales between current and prior year periods, excluding the impact of foreign currency exchange rates during the current period. These amounts are estimated at the current foreign currency exchange rates and based on the forecasted geographical sales in local currency, as well as an assessment of market conditions as of today, and may differ significantly from actual results.

These forward-looking adjustment estimates do not reflect future gains and charges that are inherently difficult to predict and estimate due to their unknown timing, effect and/or significance.